SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com
Ad-hoc-Report according to § 15 WpHG
Not for distribution in or into the United States of America, Australia, Canada, United Kingdom or Japan

Bayer AG successfully placed new shares at
34.75 Euro per share

Leverkusen, July 6, 2006
•	Issue proceeds of approximately EUR 1.2 billion
•	Significant demand for the new shares from institutional investors
Leverkusen — Bayer AG today successfully placed 34 million new shares with German and international institutional investors by means of an accelerated bookbuilding. The order book was closed after a few hours due to high demand. The issue price of the new shares amounts to EUR 34.75 per share, resulting in issue proceeds of approximately EUR 1.2 billion. The total number of shares issued will increase to 764,341,920 once the capital increase has been entered in the commercial register.
This capital increase against cash, equivalent to 4.7 percent of the registered share capital, has been approved by the Supervisory Board and is based on the authorisation granted by the Annual Stockholders’ Meeting on April 28, 2006 (Authorised Capital II). The new shares are fully entitled to the dividend for the current financial year and will be issued without pre-emptive rights for existing stockholders.
This transaction, together with the successful EUR 2.3 billion issue of mandatory convertible bonds in April 2006, completes the previously communicated equity financing in connection with the acquisition of Schering. The total equity issuance of EUR 3.5 billion is significantly below the EUR 4 billion limit originally stated.

Bayer AG
Board of Management
Bayer AG
D-51368 Leverkusen
Germany
ISIN: DE0005752000
WKN: 575 200
Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard) Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Swiss Exchange; London; Madrid; New York, Tokyo
Bayer Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ilia Kürten (+49-214-30-35426)
Ute Menke (+49-214-30-33021)
Judith Nestmann (+49-214-30-66836)
Important Information
This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in our reports filed with the SEC. Bayer AG does not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The placement of shares and the distribution of this announcement and other information in connection with the placement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
Any securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of the Company is being made in the United States.
This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ ppa. Mr. Peter Müller
	Name:	Mr. Peter Müller
	Title:	Head of Corporate Finance

Date: July 6, 2006